EPICEPT CORPORATION
                           777 OLD SAW MILL RIVER ROAD
                            TARRYTOWN, NEW YORK 10591


                               September 14, 2007



VIA FACSIMILE
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Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-0305
Attn:  Sonia Barros


            Re:   EpiCept Corporation
                  Registration Statement on Form S-3 (File No. 333-145561)
                  --------------------------------------------------------


Ladies and Gentlemen:

            We refer to the registration statement on Form S-3 (File No. 333-145561) (the "Registration Statement") of EpiCept Corporation (the "Company"), relating to the registration of $50,000,000 of equity and debt securities of the Company.

            Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the Company hereby requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 12:00 p.m. (Eastern time) on Tuesday, September 18, 2007, or as soon as practicable thereafter.

            The Company hereby acknowledges the following:

    1. Should the Securities and Exchange Commission (the "Commission") or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    2. The action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    3. The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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            In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the proposed public offering of the securities specified in the Registration Statement.

            Please call Alexander D. Lynch of Weil, Gotshal & Manges LLP at
(212) 310-8971 to confirm the effectiveness of the Registration Statement or with any questions.


                              Very truly yours,

                              EpiCept Corporation


                              By:   /s/ John V. Talley
                                    John V. Talley
                                    President and Chief Executive Officer